Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of and For the Six Months Ended June 30, 2026

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability obtain additional financing, including through the issuance of equity or debt securities;

●	our ability to continue as a going concern, including our ability to commercialize our product candidates, obtain additional financing and implement plans to improve our liquidity;

●	our expectations regarding future revenues and capital expenditures;

●	our expectations regarding the sufficiency of our existing cash and cash equivalents, together with anticipated financing activities, to fund our operations through the next twelve months;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to successfully execute our multi-year strategic development framework, including expanding our technological capabilities, broadening our product offerings and increasing our presence in selected geographic markets;

●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our intellectual property;

●	our ability to retain key executive officers and other key personnel;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to increase awareness of and market acceptance for our products;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	changes in, and interpretations of, applicable laws, regulations and governmental policies; and

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2025, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Maris-Tech”, “Maris”, the “Company”, “we”, “us” or “our” are to Maris-Tech Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited financial statements for the six months ended June 30, 2026 and notes thereto, and together with our audited financial statements for the year ended December 31, 2025 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a business-to-business provider of artificial intelligence, or AI,-enabled and video computing technology, focused on the development of advanced video processing solutions for defense applications. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced analytics and intelligent video transmission. Founded by Israeli technology-sector veterans, Maris-Tech primarily serves defense platform manufacturers worldwide through the supply of both original equipment manufacturer, or OEM, grade components and subsystems, as well as fully integrated video processing assemblies. In addition, we support selected professional applications, including aerospace, intelligence gathering and homeland security, or HLS.

In addition to our longstanding focus on OEM-grade components and subsystems, we have expanded our capabilities to deliver fully integrated solutions. Our products are primarily designed for unmanned aerial, ground, maritime platforms, observation processing assemblies and system-level solutions, primarily for defense platforms. This expanded delivery model enables us to support customers across a broader portion of the value chain, from subsystem integration through complete onboard video processing assemblies, while maintaining flexibility to address varying customer integration and deployment requirements.

For defense, and other professional markets, we provide a range of customizable, low-power and miniature solutions that incorporate advanced video and audio hardware with integrated embedded firmware. Our offerings include both OEM components and subsystems, as well as fully integrated video processing assemblies, designed for applications requiring complex and high- performance video and audio processing, streaming, recording, debriefing and analytics functionalities.

Our products are primarily designed for unmanned aerial, ground, maritime platforms, observation systems and any other remotely operated platforms used for intelligence, surveillance and reconnaissance, or ISR, situational awareness analysis and investigation. Our products, which are further described below, are deployed worldwide in defense platforms, including unmanned systems and observation solutions supporting ISR and situational awareness appliances. Our customers include leading electro-optical payload, radio frequency, or RF, datalink and unmanned platforms manufacturers as well as other large defense system providers. We also serve selected customers in HLS and related professional markets.

In addition to our core defense activities, we offer selected off-the-shelf and customizable miniature, low power video and audio streaming and recording solutions for certain civilian and homeland security applications, including selected homeland security and autonomous vehicle-related use cases.

Our solutions are designed for deployment in mission-critical operational environments, where reliability, performance and robustness are essential. Many of our products are integrated into platforms that operate under demanding field conditions, requiring consistent performance, low latency and operational continuity in real-world defense and military scenarios.

Recent Developments

During the six months ended June 30, 2026, we continued to expand our product portfolio through the development and launch of several new solutions, including Peridot Night Micro, a compact AI-enabled day vision and thermal imaging solution; Venus-Space, a radiation-tolerant video and AI edge computing solution designed for satellite and other space applications; and Mars-RF-HD, an ultra-low size, weight and power drone video payload designed for unmanned aerial systems.

In May 2026, we received a written notification from the Listing Qualifications staff of The Nasdaq Stock Market LLC, or Nasdaq, notifying us that we are no longer in compliance with the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market under listing Rule 5550(b)(1), due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity. In our Annual Report, we reported stockholders' equity of approximately $601,583 as of December 31, 2025. As previously disclosed in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on June 10, 2026, we completed certain transactions that increased our stockholders' equity above the minimum required under Nasdaq Listing Rule 5550(b)(1). On June 11, 2026, we received a letter from the Listing Qualifications staff of Nasdaq notifying us that Nasdaq had determined that we currently comply with the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market under Listing Rule 5550(b)(1). Nasdaq stated that it will continue to monitor our ongoing compliance with the minimum stockholders’ equity requirement and that, if at the time of the filing of our interim financial statements for the six-month period ended June 30, 2026, we do not evidence compliance with such requirement, our securities may be subject to delisting proceedings. As of June 30, 2026, we had stockholders' equity of approximately $3,183,287 and believe we are in compliance with Nasdaq’s continued listing requirements.

During 2026, we received several follow-on orders from existing customers in the defense, intelligence gathering and observation systems sectors, reflecting continued procurement and deployment of our products in these applications.

In June 2026, we were awarded a government defense contract to develop and supply a military standard, or MIL-STD, vehicle-mounted audio-based system for armored fighting vehicles. The contract marked our first contract as a prime contractor. The orders underlying the contract had an aggregate value of approximately $350,000. In August 2026, the customer exercised an option under the agreement, increasing the aggregate contract value by approximately $184,000 to approximately $534,000. Deliveries are expected to be completed in accordance with the project schedule.

In August 2026, we achieved AS9100D certification, the internationally recognized quality management standard for the aviation, space, and defense industries. The certification may enable us to qualify for certain defense and aerospace programs and tenders for which AS9100D certification is a requirement. ..

In August 2026, we received an order of approximately $280,000 for our Peridot Night systems for use in observation and terrain dominance applications.

Comparison of the Period Ended June 30, 2026 and 2025

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Period Ended June 30,
U.S. dollars	2026	2025
Revenues	$2,077,545	$707,021
Cost of revenues	$(1,283,732)	$(706,037)
Gross profit	$793,813	$984
Research and development expenses, net	$696,255	$737,092
Sales and marketing	$717,417	$551,870
General and administrative	$1,473,378	$992,234
Loss from operations	$(2,093,237)	$(2,280,212)
Financial expenses, net	$(723,347)	$(108,082)
Net Loss	$(2,816,584)	$(2,388,294)

Revenues

Our revenues for the period ended June 30, 2026 were $2,077,545, representing an increase of $1,370,524, or 194%, compared to $707,021 for the period ended June 30, 2025. The increase is primarily attributable to increase in sales to customers in the defense sector.

Cost of Revenues

Our cost of revenues for the period ended June 30, 2026 was $1,283,732 representing an increase of $577,695 or 82%, compared to $706,037 for the period ended June 30, 2025. The increase was primarily attributable to higher sales volumes during the period.

Gross Profit

Our gross profit for the period ended June 30, 2026 was $793,813, compared to a gross profit of $984 for the period ended June 30, 2025. The increase in our gross profit was primarily due to the substantial increase in our sales, while our fixed costs associated with the cost of sales remained approximately the same.

Research and Development Expenses, net.

Our research and development expenses, net for the period ended June 30, 2026 were $696,255, representing an decrease of $40,837, or 6%, compared to $737,092 for the period ended June 30, 2025. The decrease was primarily attributable to lower costs following the completion of certain research and development projects.

Sales and Marketing Expenses

Our sales and marketing expenses were $717,417 for the period ended June 30, 2026, an increase of $165,547, or 30%, compared to $551,870 for the period ended June 30, 2025. The increase was primarily attributable to an increase in expenses related to marketing materials and participation in exhibitions.

General and Administrative Expenses

Our general and administrative expenses were $1,473,378 for the period ended June 30, 2026, an increase of $481,144, or 48%, compared to $992,234 for the period ended June 30, 2025. The increase was primarily attributable to higher professional services expenses and employee compensation and benefits.

Operating Profit (Loss)

As a result of the foregoing, our operating loss from operations for the period ended June 30, 2026 was $2,093,237, compared to a loss from operations of $2,280,212 for the period ended June 30, 2025.

Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs, exchange rate differences. change in FV of financial instruments and interest on our bank deposits and loans.

We recognized net financial expenses of $723,347 for the period ended June 30, 2026, compared to net financial expenses of $108,082 for the period ended June 30, 2025. The change was primarily due to exchange rate fluctuations and changes in the fair value of financial instruments.

Net Income (Loss)

As a result of the foregoing, our net loss for the period ended June 30, 2026 was $2,816,584, compared to net loss of $2,388,294 for the period ended June 30, 2025.

Liquidity and Capital Resources

Overview

Since our inception we have experienced negative cash flows from operations and have funded our operations principally from bank loans, issuance of ordinary shares, no par value per share, or Ordinary Shares, preferred shares, warrants, credit lines, convertible notes and long-term loans from banks and shareholders.

Our backlog as of June 30, 2026 and August 31, 2026 was approximately $2.1 million and $2.5 million, respectively, part of which is expected to be delivered and recognized as revenues by the end of 2026. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies. However, because revenue will not be recognized until we have fulfilled our obligations to a customer, there may be a significant amount of time between executing an agreement or purchase order with a customer and delivery of the product to the customer and revenue recognition. In addition, backlog is not necessarily indicative of future earnings (see “Item 3.D. Risk Factors - Risks Related to Our Business, Industry, Operations and Financial Condition – Amounts included in backlog may not result in actual revenue and are an uncertain indicator of our future earnings” in our Annual Report).

On November 25, 2025, we entered into Note Purchase Agreements, or the Note Purchase Agreements, with two institutional investors, pursuant to which we issued convertible promissory notes, or the Convertible Promissory Notes, in an aggregate principal amount of $2.0 million. The Convertible Promissory Notes do not bear interest and are not repayable in cash, and our obligations thereunder are to be satisfied solely through the issuance of Ordinary Shares upon conversion in accordance with their terms. Of the aggregate principal amount, $1.0 million became convertible beginning six months after issuance, while the remaining $1.0 million became convertible beginning twelve months after issuance. The conversion price is equal to 70% of the lowest daily volume-weighted average price of our Ordinary Shares during the five consecutive trading days immediately preceding the applicable conversion date, subject to a floor price equal to 20% of the closing trading price of the Ordinary Shares on the Nasdaq Capital Market on the issuance date. Any outstanding principal amount remaining twenty-four months after issuance will automatically convert into Ordinary Shares in accordance with the then-applicable conversion terms, subject to applicable beneficial ownership limitations and any required shareholder approval under Israeli law, or Shareholder Approval.

On January 26, 2026, we entered into Amendment No. 1 to the Note Purchase Agreements with each investor and amended the Convertible Promissory Notes, collectively, the Amendments. Among other things, the Amendments reduced the applicable beneficial ownership limitation from 9.99% to 4.99%, provided that pre-funded warrants, or the Pre-Funded Warrants, may be issued in lieu of Ordinary Shares to the extent a conversion would exceed such limitation, and revised the mandatory conversion provisions accordingly. On May 29, 2026, we and the holders agreed to accelerate the conversion date of the remaining $1.0 million principal amount, and the Convertible Promissory Notes were converted in full. In connection with the conversions, we issued an aggregate of 100,000 Ordinary Shares and Pre-Funded Warrants to purchase up to 2,165,776 Ordinary Shares. As of June 30, 2026, Pre-Funded Warrants to purchase 130,000 Ordinary Shares had been exercised and Pre-Funded Warrants to purchase 2,035,776 Ordinary Shares remained outstanding.

On March 6, 2026, we issued 882,825 Ordinary Shares and Pre-Funded Warrants to purchase up to 722,311 Ordinary Shares in a registered direct offering for gross proceeds of approximately $2.0 million before deducting offering expenses. We intend to use the net proceeds for working capital and general corporate purposes.

On March 30, 2026, we entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent, up to $3,007,329 of Ordinary Shares by any method permitted by law deemed to be an “at the market offering” under Rule 415(a)(4) of the Securities Act, subject to our instructions regarding price, time and size limitations and subject to the terms and conditions of the Sales Agreement. The Ordinary Shares will be offered and sold pursuant to our effective Registration Statement of Form F-3, or the Registration Statement, and the related base prospectus included in the Registration Statement, as supplemented by the prospectus supplement to the Registration Statement dated March 30, 2026.We have agreed to pay the Sales Agent a cash commission equal to 3.0% of the gross proceeds from any ordinary shares sold under the Sales Agreement and to reimburse the Sales Agent for certain specified expenses. As of June 30, 2026 and August 31, 2026, we had sold 630,674 Ordinary Shares under the Sales Agreement.

As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $2,363,403 and $2,545,823, respectively, an accumulated deficit of $19,710,963 and $17,545,337, respectively, and negative cash flow from operating activity of $2,738,019 and $1,290,105 for the six months ended June 30, 2026 and 2025, respectively. We have incurred recurring losses and negative cash flows from operations since inception. Our ability to continue to operate is dependent upon our success in commercializing our product candidates and raising additional funds to finance our activities. If we are unable to do so, we may be required to delay, reduce, or eliminate certain planned research and development programs. There is no assurance, however, that we will be successful in obtaining an adequate level of financing needed to continue to fund our operations for the long-term. Based on our current financial position, and as disclosed in our consolidated financial statements for the six months ended June 30, 2026, we believe that there is a substantial doubt about our ability to fund our operations and satisfy our obligations for the next twelve months without obtaining additional financing, which raises substantial doubts about our ability to continue as a going concern. Our consolidated financial statements for the six months ended June 30, 2026 do not include any adjustments that might result from the outcome of this uncertainty. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

The table below summarizes our cash flows for the periods indicated.

	For the period Ended June 30,
U.S. dollars	2026	2025
Net cash used in operating activities	$(2,738,019)	$(1,290,105)
Net cash used in investing activities	(14,818)	(8,311)
Net cash provided by financing activities	2,574,779	1,777,160
Increase (decrease) in cash, cash equivalents and restricted deposit	$(178,058)	$478,744

Operating Activities

Cash used in operating activities mainly consists of our net income (loss) adjusted for certain non-cash items, including share-based compensation, depreciation expenses and changes in operating assets and liabilities during each period.

Net cash used in operating activities was $2,738,019 during the period ended June 30, 2026, compared to net cash used in operating activities of $1,290,105 for the period ended June 30, 2025. The increase in net cash used in operating activities was primarily attributable to increase in trade receivable, decrease in trade payables and decrease in other current liabilities.

Investing Activities

Net cash used for investing activities was $14,818 for the period ended June 30, 2026, as compared to net cash used in investing activities of $8,311 for the period ended June 30, 2025. The increase was primarily due to purchasing of office equipment.

Financing Activities

Net cash provided by financing activities was $2,574,779 for the period ended June 30, 2026, as compared to net cash provided by financing activities of $1,777,160 for the period ended June 30, 2025. The increase was primarily attributable to issuance of shares and warrants.

Financial Arrangements

Since our inception, we have financed our operations primarily through proceeds from sales of Ordinary Shares, preferred shares, warrants, credit lines, convertible notes and long-term loans from banks and shareholders.

We are party to a loan facility agreement with Israel Bar, our Chief Executive Officer, director and largest shareholder, and the estate of Joseph Gottlieb, our former director, as amended, or the Loan Facility Agreement, pursuant to which shareholder loans were provided to us.. As of June 30, 2026, the outstanding balance due under the Loan Facility Agreement was $232,340.

On March 26, 2025, we entered into a $4 million credit line agreement, or the Credit Facility, with United Mizrahi-Tefahot Bank Ltd., or the Bank, on customary commercial terms for similarly-sized companies. Drawings on the credit line will have a maturity date of up to three months. For borrowings with a maturity date exceeding one month (up to three months), the interest will be paid on a monthly basis. For borrowings with a shorter maturity date, the interest will be paid on the maturity date. The Credit Facility was initially in effect for a period of 12 months from the date of the agreement. On March 29, 2026, the Credit Facility was renewed for an additional one year term on substantially similar terms. The Credit Facility is secured by all of our assets. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris North America Inc., our U.S. subsidiary, and the agreement by two of our shareholders to certain subordination restrictions with respect to loans they have provided to us. As of June 30, 2026, we drew $2 million from the Credit Facility and were in compliance with all restrictive covenants. For the six-month period ended June 30, 2026, we recorded financial expenses of $85,095 related to the Credit Facility.

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that off-balance sheet arrangements and commitments are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our unaudited financial statements for the six months ended June 30, 2026. We believe that the accounting policies described in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

There have been no material changes to our critical accounting policies since we filed our Annual Report other than as described in Note 2 to our unaudited financial statements for the six months ended June 30, 2026.

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in Note 2 to our unaudited financial statements for the six months ended June 30, 2026. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.